Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2012 and 2011 and the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	Three Months Ended March 31,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
For the Group (IFRS)	30.12	39.76	27.31	29.11	21.11	20.86	14.06

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2012, prepared on the basis of IFRS.

At March 31, 2012
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,013
Current financial debt	6,561
Current portion of financial instruments for interest rate swaps liabilities	83
Other current financial instruments — liabilities	66

Total current financial debt	9,723

Non-current financial debt	22,428
Non-controlling interests	1,275
Shareholders’ equity
Common shares	5,911
Paid-in surplus and retained earnings	70,281
Currency translation adjustment	(1,857)
Treasury shares	(3,390)

Total shareholders’ equity	70,945

Total capitalization and non-current indebtedness	94,648

As of March 31, 2012, TOTAL had an authorized share capital of 3,446,364,159 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,364,545,977 ordinary shares (including 109,551,421 treasury shares from shareholders’ equity).

As of March 31, 2012, approximately €301 million of TOTAL’s non-current financial debt was secured and approximately €22,127 million was unsecured, and all of TOTAL’s current financial debt of €6,561 million was unsecured. As of March 31, 2012, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, as amended on March 27, 2012.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2012.